
1926

2001

B

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September 9, 2002


02076315


SEC MAIL PROCESSING
RECEIVED
SEP 23 2002
WASH., D.C. 161 SECTION

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

Johan VERHOEVEN

dlw 9/24

Board Meeting of July 07, 2002

The Board has approved the social charter for the year 2002. The agreement will cause wages to rise by 1% from December 2002 and will augment holiday pay and a number of other allowances. The total cost of this protocol is estimated at EUR 27.3 million.

The members of the Board have been delighted with the latest punctuality score of 96.2%, well above the required 95%.

The Board of SNCB, being the majority shareholder, has requested ABX Logistics Belgium to organise an extraordinary Board meeting for July 19. This meeting will:

- Change the name of the company to ABX Logistics Group and modify the company statutes;
- Establish the nominal capital of the company following the contribution by SNCB of all existing ABX affiliates to the new company.

In the autumn of 2002, a Board Meeting will be held by ABX Logistics Group concerning the contribution of SNCB's ABX business unit.

The Board has taken notice of the proposed restructuring of Inter Ferry Boats (an affiliate of SNCB) and has requested a number of modifications and some additional information.

The Board has approved three new tenders relating to the construction of the high-speed line between Antwerp and the Dutch border in addition to the four previously approved. The first tender involves the construction of a railroad platform and eight works of art for an amount of EUR 30.76 million. The second (EUR 52.53 million) will continue the route until the Dutch border and the third (EUR 18.63 million) will see the construction of a track connecting the work base with the high-speed line.

The Board finally approved the construction of a number of electrical installations on the high-speed line Brussels – Paris. The total cost is estimated at EUR 5.31 million.

mediabericht

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 04/07/02

Protocol van sociaal akkoord goedgekeurd

De Raad van Bestuur van de NMBS kwam vandaag donderdag 4 juli 2002 samen onder het voorzitterschap van Alain Deneef.

De Raad heeft het protocol van sociaal akkoord voor het lopende jaar 2002 goedgekeurd. De onderhandelingen met de erkende organisaties hierover vonden plaats in april 2002. Vanaf 1 december 2002 stijgen de wedden met 1%. Het bruto vakantiegeld wordt aangevuld met een variabel bedrag naargelang de personeelscategorie (uitbetaling in augustus 2002 en april 2003). Verschillende toelages zullen eveneens worden verhoogd. De kost van dit protocol van akkoord beloopt € 27,3 miljoen voor 2002, met inbegrip van de verhoging (perequatie) van de pensioenen. De verhoging stemt overeen met 4,04% van de globale loonkost in 2001.

De leden van de Raad hebben met genoegen kennis genomen van de stiptheidscijfers van de voorbije maanden. Het streefdoel in het beheerscontract (95% van de treinen komen toe met hoogstens vijf minuten vertraging) werd overtroffen: 96,2% in maart en april en 95,6% in mei 2002. Zoals afgesproken worden uit die cijfers de gevallen van overmacht en de vertragingen ten gevolge van grote investeringsprojecten geweerd.

In haar hoedanigheid van hoofdaandeelhouder heeft de Raad van Bestuur van de NMBS beslist om aan de Raad van Bestuur van ABX Logistics Belgium te vragen om op 19 juli een bijzondere algemene vergadering van ABX Logistics Belgium samen te roepen. Die heeft tot doel:

- de naam van ABX Logistics Belgium te veranderen in ABX Logistics Group en de statuten ervan te wijzigen;
- het maatschappelijk kapitaal vast te stellen op een bedrag bepaald door de Raad van Bestuur van de NMBS en geviseerd door de bedrijfsrevisoren in een door de wet voorgeschreven rapport. Die kapitaalsverhoging bestaat uit de inbreng in natura van alle bestaande filialen van de ABX-groep.

In de herfst 2002 zal een algemene vergadering van ABX Logistics Group plaatsvinden voor de overdracht van de bedrijfseenheid ABX van de NMBS. De waardering hiervan zal gebeuren in functie van, onder andere, de evaluatie van de prijs van de terreinen die ondertussen door het Comité van Aankoop van het Ministerie van Financiën moet gebeuren.

De Raad heeft akte genomen van het restructureringsplan voor het NMBS-filiaal Inter Ferry Boats en vraagt om hierin bepaalde preciseringen en aanpassingen aan te brengen. Op korte termijn zal dit plan terug worden voorgelegd aan de Raad.

In het dossier van de aanleg van de hogesnelheidslijn Brussel-Amsterdam werden drie toewijzingen van aanbestedingsdossiers goedgekeurd. Die komen bovenop de vier andere die eind 2001 werden goedgekeurd en momenteel in uitvoering zijn. Het lastenkohier van de laatste aanbesteding voor werken van burgerlijke bouwkunde

tussen Antwerpen en de Nederlandse grens is bijna klaar en wordt binnenkort voorgelegd aan de Raad.
De eerste van de drie werven situeert zich ter hoogte van de *Kleine Bareel*, op de kruising van de autosnelweg E19 en de snelwegen N1 en N11. In dit ingewikkelde wegenknooppunt moeten het eigenlijke spoorwegplatform en niet minder dan acht grote kunstwerken worden gebouwd. Voor die werken wordt een bedrag van € 30,76 miljoen uitgetrokken.
De tweede werf vervolledigt het tracé van de hogesnelheidslijn tot aan de Nederlandse grens. Ook hier bestaat de hoofdtaak van de opdrachthouder uit de bouw van de infrastructuur en kunstwerken. Over een afstand van ongeveer 3 km moet het traject van de autosnelweg E19 worden omgelegd. De investering voor deze werf bedraagt € 52,53 miljoen.
De derde goedkeuring betreft de aanleg van het verbindingspoor tussen de werkbasis in Antwerpen-Noord en het begin van de hogesnelheidslijn boven Antwerpen. De kostprijs hiervan bedraagt € 18,63 miljoen. Vanop die basis en via dit spoor zullen de werktreinen vertrekken voor de bouw van de spoorweginfrastructuur op de bedding van de hogesnelheidslijn.

De Raad stemde ook in met buitenwerken voor elektrische installaties met een prijskaartje van € 5,31 miljoen in de zone Brussel-Zuid op de hogesnelheidslijn Brussel-Parijs. De aanneming omvat de aanleg van seininrichting, telecommunicatie en drijfkracht.

sncb

communiqué de presse

Date: 05-07-02

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Le protocole d'accord social pour 2002 est approuvé

Le Conseil d'administration de la SNCB s'est réuni ce jeudi 4 juillet, sous la présidence de Alain Deneef.

Le Conseil a approuvé le protocole d'accord social pour l'année 2002, qui avait été négocié en avril 2002 avec les organisations reconnues. Les traitements seront augmentés de 1% au 1er décembre 2002. Un montant complémentaire, variable selon les catégories d'agents, sera ajouté au montant brut du pécule de vacances, payable en août 2002 et en avril 2003. Diverses allocations seront aussi revalorisées. Le coût de ce protocole d'accord s'élève pour l'année 2002 à 27,3 millions €, y compris le coût de la péréquation des pensions. Cette augmentation représente 4,04 % de la charge salariale globale de 2001.

Les administrateurs ont pris connaissance, avec satisfaction, du niveau de la régularité des trains enregistrée ces derniers mois. Alors que le contrat de gestion fixe comme objectif un taux de 95% de trains à l'heure ou ayant au maximum 5 minutes de retard, la régularité a atteint 96,2 % en mars et en avril et 95,6 % en mai 2002. Comme le prévoit le contrat de gestion, les retards dus à des cas de force majeure ou à l'exécution de grands projets d'investissements sont neutralisés dans ce calcul.

La SNCB étant l'actionnaire majoritaire d'ABX Logistics Belgium, le Conseil a décidé de demander au Conseil d'administration d'ABX Logistics Belgium de convoquer, le 19 juillet prochain, une assemblée générale extraordinaire de cette société. Elle aura pour objet :

- de changer le nom de la société ABX Logistics Belgium en ABX Logistics Group et d'en modifier les statuts;
- d'en porter le capital social à un montant qui sera déterminé par le Conseil d'administration de la SNCB et visé par les réviseurs d'entreprises dans un rapport, prévu par la loi. Cette augmentation de capital consistera en l'apport en nature de toutes les filiales existantes du groupe ABX.

Une assemblée générale d'ABX Logistics Group aura lieu à l'automne 2002 pour y faire apport de la division ABX de la SNCB dont l'estimation de la valeur sera fonction, entre autres, de l'évaluation de terrains qui doit être effectuée, dans l'intervalle, par le Comité d'acquisition du Ministère des Finances.

Le Conseil a pris acte du plan de restructuration de sa filiale Inter Ferry Boats. Il a demandé d'y apporter certaines précisions et adaptations qui lui seront soumises à bref délai.

Dans le cadre de l'établissement de la ligne à grande vitesse entre Bruxelles et Amsterdam, trois marchés de travaux ont été adjugés. Ceux-ci s'ajoutent aux quatre autres qui ont déjà été approuvés à la fin de l'année 2001 et dont l'exécution est cours. Le cahier des charges du dernier marché à attribuer pour les travaux de génie civil entre Anvers et la frontière néerlandaise est cours de finalisation et sera prochainement soumis à l'approbation du Conseil.

Le premier de ces trois chantiers se situe au lieu-dit « Kleine Bareel », c'est-à-dire au

croisement de l'autoroute E19 et des nationales N1 et N11. Dans ce nœud complexe de voiries, outre la préparation de la plate-forme de la ligne, pas moins de 8 ouvrages d'art importants doivent être construits. Le Conseil a approuvé ces travaux pour un montant de 30,76 millions €.
Le deuxième chantier termine le tracé de la ligne grande vitesse puisqu'il s'étend sur 4,6 km jusqu'à la frontière néerlandaise. Comme pour le précédent chantier, l'essentiel de la mission confiée à l'adjudicataire réside dans la réalisation de l'infrastructure et d'ouvrages d'art. Un nouveau tracé de l'autoroute E19 doit aussi être réalisé sur près de 3 km. L'investissement pour ce chantier s'élève à 52,53 millions €.
Le troisième chantier consiste à construire une voie de liaison entre la base de travaux d'Anvers-Nord et le commencement de la ligne à grande vitesse au-delà d'Anvers. C'est de cette nouvelle base que partiront, avec cet accès direct, tous les trains de travaux nécessaires à la construction de l'infrastructure ferroviaire sur la plate-forme de la ligne à grande vitesse. Le coût de ces travaux s'élève à 18,63 millions €.

Le Conseil a aussi approuvé des travaux d'installations électriques pour un montant de 5,31 millions € à effectuer sur la ligne à grande vitesse entre Bruxelles et Paris, dans la zone de Bruxelles-Midi. Il s'agit de travaux de pose de câbles d'énergie, téléphoniques et de signalisation.

Board Meeting of July 19, 2002

The SNCB has decided to make the high-speed line between Brussels and Lembeek the object of a leasing transaction. This fits into the multi-annual investment plan which stimulates SNCB to look for additional financing sources outside the State interventions.

The Board has continued its examination of the restructuring program of Inter Ferry Boats. At the same time the Board has also examined the plan "New Cargo". The latter aims to stimulate Belgian freight traffic by rail within the limits of the coming liberalisation of the sector in Europe.

nmbs

mediabericht

Datum: 19/07/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Vergadering van de Raad van Bestuur van de NMBS

De Raad van Bestuur van de NMBS kwam vandaag vrijdag 19 juli 2002 samen onder het voorzitterschap van Alain Deneef.

Het meerjareninvesteringsplan 2001-2012, goedgekeurd door de regering, voorziet in de noodzaak om bijkomende financieringsbronnen te zoeken naast de staatstussenkomst. In die optiek heeft de spoorwegmaatschappij beslist om een alternatieve financieringsoperatie op te zetten met betrekking tot de spoorlijn Brussel-Lembeek (klassiek en hogesnelheidsverkeer). Daarbij blijven alle rechten over de uitbating van de lijn wel behouden.

De Raad heeft haar studie van het herstructureringsplan voor filiaal Inter Ferry Boats voortgezet. Er komt een herpositionering en reorganisatie van de terminals voor gecombineerd vervoer die door IFB worden uitgebaat en de deelname van IFB in verscheidene bedrijven of filialen wordt herbekeken.

Het plan "New Cargo" werd eveneens onder de loep genomen. Het heeft het krachtdadiger maken van het Belgische goederenvervoer per spoor op het oog. Dit moet gebeuren rekening houdend met de nakende liberalisering van de sector op Europese schaal. De Raad besloot een Task Force samen te stellen die het plan moet uitwerken en zal rapporteren aan het directiecomité.

sncb

communiqué de presse

Date: 19 juillet 2002

Réunion du Conseil d'administration de la SNCB.

Le Conseil d'administration s'est réuni ce vendredi 19 juillet sous la présidence de Alain DENEEF.

Le plan d'investissements pluriannuel 2001-2012 , tel qu'il a été approuvé par le gouvernement, prévoit que la SNCB doit rechercher elle-même des sources de financement complémentaires aux dotations de l'Etat. Dans cet esprit, le Conseil a décidé de procéder à une opération de financement alternatif relative à la ligne ferroviaire Bruxelles - Lembeek (trafic classique et à grande vitesse), tout en conservant l'intégralité de ses droits relatifs à l'exploitation de cette ligne.

Le Conseil a poursuivi l'examen du plan de restructuration de sa filiale Inter Ferry Boats. Il a décidé de procéder à un repositionnement ainsi qu'à la réorganisation tant des terminaux de transport combiné exploités par IFB que des participations d'IFB dans diverses sociétés ou filiales.

Le projet New Cargo a été examiné. Il est destiné à rendre plus performant le transport ferroviaire de marchandises en Belgique, et ce dans le contexte de la proche libéralisation de ce secteur à l'échelle européenne. Le Conseil a décidé de constituer une Task Force qui développera ce projet et qui fera rapport de ses travaux au Comité de direction.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Press releases from June until July 2002

Date: June 04, 2002
Summary: The results of the most recent quality review show a significant rise of the overall passenger satisfaction when compared to the same period last year. Also the perception of the customer service has improved in nearly all areas.

Date: June 10, 2002
Summary: On June 16, the train service will be adjusted to the summer season. Major alterations will only be made in December as agreed internationally. SNCB will also launch a new ticket for short distances (up to 9 km). This ticket will be valid on the whole network and make some local formulas redundant.

Date: July 29, 2002
Summary: The drilling shield for the Antwerp North-South connection has arrived. The works on the connection have started already in May of 1998. Works are estimated to be finished by 2006 when domestic and international trains will be able to cross the city of Antwerp trough a 3.8 kilometres long tunnel (of which 1.2 kilometres under the city itself). The tunnel will connect in the north with the high-speed line to the Netherlands. The tunnel will double the capacity of the Antwerp-Central station enabling the operation of a suburban network and so improving the local mobility.

Before the drilling of the tunnel was possible, the construction of a tube roof was needed assuring the stability of the housing above. 21 tubes were pressed under the ground covering an area of 30 by 70 metres. By the end of 2002 and the beginning of 2003 preparatory works will be executed at the Damplein where the tunnel will surface again.

Date: July 30, 2002
Summary: The high-speed line between Leuven and Liège will be taken in service on December 15, 2002. All civil engineering works have been finished in the mean time. August 1, the contact wires will be put under tension. After an initial number of static tests, the first test rides with classic and high-speed trains will commence on August 19.

Date: July 30, 2002
Summary: Due to reconstruction works on the first part of the British high-speed track, Eurostar will be obliged to limit its train schedule. The works are absolutely necessary and will enable a faster connection for Eurostar travellers in the future. The opening of the first section is scheduled for the autumn of 2003 and will reduce travel time between London and Brussels to 2h15m and between London and Paris to 2h35m. The second section is scheduled for opening in 2007 and will further reduce the itinerary to 2h00m and 2h15m respectively.

Date: August 02, 2002
Summary: July has seen 645.000 people take the train to the coast. The lower number, when compared to last year (715.000) is mainly due to the weather. At the sunny weekend of 27 and 28 July, 74.000 tourists took the train demonstrating the higher occupation of trains on sunny days. During the summer holidays the capacity of certain trains is increased and the itineraries prolonged to certain bathing resorts. As every year Blankberge was the most popular destination.

nmbs

mediabericht

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 04/06/02

Zeven op tien voor de NMBS

De resultaten van de meest recente kwaliteitsenquête bij de binnenlandse reizigers vertonen een significante stijging van de algemene tevredenheid in vergelijking met dezelfde periode in 2001. Het gaat om de ondervraging eerste fase 2002 uitgevoerd in de maand maart door het onafhankelijke onderzoeksbureau IPSOS in opdracht van de NMBS.

Ongeveer 3800 klanten werden in de eerste fase 2002 ondervraagd in treinen verspreid over de verschillende lijnen van het land. Naast een significante stijging van de algemene tevredenheid is er ook een beduidende verbetering bij een merendeel van de aspecten van de dienstverlening. Enkel de perceptie van de netheid, de treinfrequentie, de stiptheid en de prijs van een treinrit blijft stabiel. Geen enkel item scoort beduidend minder goed dan een jaar geleden.

De grootste stijgingen in beoordeling ten opzichte van de eerste fase in 2001 betreffen comfort, personeel en informatie in de stations, personeel op de treinen (blijft de absolute topper!), onthaal en dienstverlening in de stations en informatie op de treinen. De positieve trend die eind vorig jaar zichtbaar werd, zet zich dus voort. Dit is zonder meer een opsteker voor de NMBS en haar personeel. Zeven op tien beschouwt de NMBS echter allerminst als een maximumgrens en de inspanningen om het de klant naar zijn zin te maken gaan dan ook onverminderd verder.

(Verdere details staan vermeld in bijgevoegde tabel.)

	Resultaten van de eerste fase van 2002 en vergelijking met dezelfde fase in 2001	
	F1 – 2001 Maart	F1 – 2002 Maart
Algemene tevredenheid	6,80	6,96 ↗↗
Onthaal en dienstverlening in de stations	6,76	6,90 ↗↗
Comfort op de treinen	6,68	6,94 ↗↗
Netheid op de trein	6,16	6,15 =
Frequentie van de treinen	6,45	6,52 =
Stiptheid van de treinen	6,13	6,19 =
Informatie op de treinen	6,46	6,60 ↗↗
NMBS-personeel op de treinen	7,34	7,50 ↗↗
NMBS-personeel in de stations	6,91	7,08 ↗↗
Informatie in de stations	6,94	7,11 ↗↗
De prijs	6,58	6,55 =

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 04/6/2002

7/10 pour la SNCB

Les résultats de la dernière enquête de qualité menée auprès des voyageurs du réseau intérieur de la SNCB a révélé ses chiffres et note une très nette augmentation de la satisfaction générale des voyageurs par rapport à la même période en 2001.
Ce sont les résultats de la première phase 2002 de l'enquête réalisée au mois de mars, à la demande la SNCB, par le bureau indépendant de sondage IPSOS.

L'enquête a été menée auprès d'environ 3.800 clients sur un échantillon très large de trains répartis sur différentes lignes du réseau. Outre l'augmentation du taux de satisfaction générale, les résultats pointent également une nette amélioration du service. Les seuls critères qui restent au niveau précédent sont la perception de la propreté, la fréquence des trains, la ponctualité et le prix du trajet en train. On peut noter toutefois qu'aucun point de l'enquête n'a affiché de score sensiblement moins élevé que l'an dernier.

Si l'on se réfère à l'enquête de 2001, les augmentations les plus caractéristiques concernent le confort, le personnel et l'information dans les gares, le personnel à bord des trains (qui reste en tête des résultats !), l'accueil et le service dans les gares et l'information à bord des trains. La tendance positive déjà perceptible fin 2001 se poursuit donc. La SNCB et son personnel ne peuvent que s'en réjouir. Toutefois, la SNCB considère que le score de 7/10 peut encore être amélioré et intensifie ses efforts pour satisfaire encore davantage sa clientèle.

(les détails sont repris dans le tableau ci-joint)

	Résultats du 1er semestre 2002 (en regard du 1er semestre 2001)		
	S1 – 2001 Mars	S1 – 2002 Mars	
Satisfaction générale	6,80	6,96	↗↗
Accueil et service dans les gares	6,76	6,90	↗↗
Confort à bord des trains	6,68	6,94	↗↗
Propreté dans les trains	6,16	6,15	=
Fréquence des trains	6,45	6,52	=
Ponctualité des trains	6,13	6,19	=
Information à bord des trains	6,46	6,60	↗↗
Personnel SNCB à bord des trains	7,34	7,50	↗↗
Personnel SNCB en gare	6,91	7,08	↗↗
Information en gare	6,94	7,11	↗↗
Le prix	6,58	6,55	=

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 10/06/02

Gewijzigd treinaanbod vanaf zondag 16 juni

Key Card: nieuwe kaart voor korte ritten

Ieder jaar past de NMBS de dienstregeling van de binnenlandse treinen in meer of mindere mate aan in functie van een gewijzigde vraag, nieuwe mogelijkheden, grote werkzaamheden... Voortaan verhuist die grote aanpassing naar december. Dit is internationaal zo afgesproken.

Toch zijn er op 16 juni nog een beperkt aantal wijzigingen te noteren.

- De meeste toeristentreinen naar de kust rijden dit jaar tijdens de volledige maanden juli en augustus. Dit betekent een honderdtal bijkomende geplande treinen tijdens de zomer. In juli en augustus wordt Zeebrugge-Strand zowel tijdens de week als tijdens het weekend door de trein bediend. De andere maanden stopt de trein op weekdagen in de stopplaats Zeebrugge-Dorp en enkel in het weekend in Zeebrugge-Strand.
- Wegens werkzaamheden op de lijn Brussel-Antwerpen, rijdt op zon- en feestdagen de IR-trein Leuven -Mechelen-Antwerpen/Sint-Niklaas enkel tussen Leuven en Sint-Niklaas. De verbinding Antwerpen-Leuven wordt verzekerd mits aansluiting in Mechelen.
  Ook om werken in station Namen mogelijk te maken, wordt op werkdagen de IC M-trein Brussel-Namen-Luik/Dinant voorlopig niet meer gesplitst in Namen en rijdt volledig naar Luik-Guillemins en Liers. Tussen Namen en Dinant kunnen de klanten dan gebruik maken van de IR n-treinen Essen-Brussel-Charleroi-Namen-Jambes die worden verlengd tot Dinant en aansluiting geven op de IC M-treinen.
- Een aantal treinen (meestal P-treinen en laatavondtreinen) met een zeer lage bezettingsgraad (over het algemeen minder dan 20 klanten voor de P-treinen en minder dan 10 voor de andere) worden geschrapt vanaf 16 juni. Dit gebeurt op voorwaarde dat de klant over een aanvaardbaar alternatief beschikt (bestaande treinen of in enkele gevallen mits een extra stop van een andere trein) én dat reële besparingen kunnen worden verwezenlijkt.
  De middelen (personeel en treinmaterieel) die hierdoor vrijkomen, maken de reeds vermelde uitbreiding met geplande en bijkomende treinen naar de kust tijdens dit zomerseizoen mogelijk. Daarnaast heeft de NMBS reeds besloten haar aanbod van 15 december 2002 af uit te breiden op verschillende lijnen. In totaal

wordt de afschaffing van de onderbezette treinen meer dan gecompenseerd door de uitbreiding van het aanbod tijdens de zomermaanden en op het einde van het jaar.

Voor bijkomende informatie en details heeft de klant de keuze uit een waaier mogelijkheden: spoorboekje en Aridisc (te koop in de stations), de NMBS-internetsite (www.nmbs.be), de telefonische infodienst (02/528.28.28), de infokantoren in de stations en vanaf 16 juni op de nieuwe gele dienstregelingsaffiches in de stations.

Key Card: de kaart voor korte ritten

Op zaterdag 15 juni lanceert de NMBS een nieuwe kaart voor korte afstanden (maximum 9 km). Deze kaart, die te koop is in alle stations, kost € 5,40 voor zes enkele ritten naar keuze in 2de klas: de klant vult eigenhandig, en alvorens in de trein te stappen, de datum en de stations van vertrek en bestemming in.

Deze maatregel speelt heel concreet in op een verwachting die bij de cliënteel leeft om over een goedkoper tariefformule te beschikken voor korte trajecten. Voor wie dagelijks hetzelfde (korte) traject aflegt tussen twee stations blijft de treinkaart (= abonnement) voordeliger.

De kaart voor korte afstanden kan door gelijk wie worden gebruikt. Er zijn ook geen tijdsbeperkingen waarmee men moet rekening houden. Ze zal echter niet kunnen worden gebruikt binnen het Brussels Hoofdstedelijk Gewest waar een volledige tarifaire integratie voor biljetten en rittenkaarten met de MIVB bestaat. Om de tariefstructuur te vereenvoudigen valt de commercialisering van de kaart voor korte afstanden bovendien samen met:

- de afschaffing van de agglomeratiekaarten van Antwerpen, Gent, Charleroi en Luik;
- de afschaffing van de ozonkaart voor afstanden van 9 km of minder;
- een verlaging van de prijs van een ozonkaart voor afstanden tussen 10 en 14 km om een coherente prijsstructuur te behouden met de Key Card.

In ieder station en iedere stopplaats zal de klant een lijst vinden van de bestemmingen die mogelijk zijn met de Key Card. Het zijn steeds stations of stopplaatsen die op maximaal 9 km van het vertrekstation liggen.

In de stations is een speciale folder beschikbaar. Alle informatie staat ook op de internetsite www.nmbs.be.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 10/06/2002

Adaptation de l'offre à partir du dimanche 16 juin

Key Card: une nouvelle carte pour les petits trajets

Chaque année, la SNCB adapte, dans une certaine mesure, les horaires des trains en service intérieur en fonction de l'évolution de la demande, de nouvelles possibilités, de chantiers importants,... Dorénavant, cette adaptation se fera en décembre, une décision prise à l'échelon international. C'est donc en hiver qu'auront lieu les changements d'horaires et que certaines adaptations et améliorations se feront sentir sur différentes relations du réseau.

Toutefois, on notera déjà quelques changements à partir du 16 juin.

- Cette année, la plupart des trains touristiques supplémentaires circulant en direction de la côte seront mis en service durant l'entièreté des mois de juillet et août, ce qui signifie une centaine de trains supplémentaires mis en service cet été. En juillet et en août, la station de Zeebrugge – Plage sera desservie aussi bien les jours de semaine que le week-end. Durant les autres mois de l'année, les trains s'arrêtent au point d'arrêt de Zeebrugge-Village en semaine et, le week-end uniquement, à Zeebrugge-Plage.

- En raison d'importants travaux sur la ligne Bruxelles-Anvers, le train IR Louvain-Malines – Anvers/Saint-Nicolas circulera uniquement entre Louvain et Saint-Nicolas les dimanches et jours fériés. La liaison Anvers-Louvain sera renforcée par une correspondance à Malines. Par ailleurs, afin de pouvoir réaliser de nouvelles phases de travaux de voies en gare de Namur, le train IC M Bruxelles-Namur-Liège/Dinant ne sera momentanément plus scindé à Namur en semaine et circulera, suivant la même composition, jusque Liège-Guillemins et Liers. Entre Namur et Dinant, les clients peuvent utiliser les trains IR n Essen-Bruxelles-Charleroi-Namur-Jambes qui seront prolongés jusque Dinant et assureront la correspondance avec l'IC M.
- Un certain nombre de trains (pour la plupart, des trains P ou des trains de fin de soirée) très peu empruntés (avec un taux d'occupation maximal se situant en dessous de 20 voyageurs par train pour les trains P concernés et de 10 voyageurs pour les autres trains) seront supprimés à partir du 16 juin. Cette suppression n'a lieu que si le client dispose, dans toute la mesure du possible, d'une alternative acceptable (grâce à d'autres trains en service ou, dans certains cas, par l'arrêt supplémentaire d'un autre train) et que si de réelles économies peuvent être réalisées. Les moyens libérés par ces suppressions

en personnel et en matériel permettront – comme indiqué ci-dessus - d'accroître l'offre vers la côte cet été. La SNCB a décidé d'élargir davantage son offre de trains sur différentes ligne à partir du 15 décembre 2002. A terme, la suppression des trains sous occupés sera plus que compensée par l'extension de l'offre durant les mois d'été et à partir de la fin de l'année.

Pour plus d'information ou des renseignements complémentaires, le client a le choix entre un éventail de possibilités: l'indicateur des chemins de fer et Aridisc (en vente dans les gares), le site internet de la SNCB (www.sncb.be), le service informations par téléphone (02/528.28.28), les bureaux d'information dans les gares. A partir du 16 juin, l'information apparaîtra également sur les nouvelles affiches horaires de couleur jaune apposées en gare.

Key Card: la carte des petits trajets

Le samedi 15 juin, la SNCB lancera un nouveau produit: une nouvelle carte pour les courtes distances (de 9 km maximum). Cette carte, en vente dans toutes les gares, coûte 5,40 € pour six trajets simples au choix, en deuxième classe: avant de monter dans le train, le voyageur inscrit manuellement sur sa carte la date et les gares de départ et de destination.
Cette mesure rencontre tout à fait les desiderata des clients qui souhaitent des mesures tarifaires plus avantageuses pour des petits trajets occasionnels. Par contre, pour le voyageur qui effectue chaque jour le même (petit) déplacement entre deux gares, la carte train (l'abonnement) reste plus intéressante.
La carte des petits trajets peut être utilisée par tout un chacun. Il n'existe pas non plus de limitations d'horaires liées à son utilisation. Elle ne pourra cependant pas être utilisée au sein de la Région de Bruxelles-Capitale pour laquelle existe déjà une intégration tarifaire totale pour les billets et les cartes multivoyages avec la STIB. Afin de simplifier la structure tarifaire, la commercialisation de la carte des petits trajets s'accompagne de:

- la suppression de la carte agglomération à Charleroi, Liège, Gand et Anvers;
- l'abolition de la carte Ozone pour les distances inférieures ou égales à 9 km;
- une révision à la baisse du prix de la carte Ozone pour les distances entre 10 et 14 km, de manière à garder une cohérence dans la gamme de prix par rapport à la Key Card.

La liste des destinations accessibles avec la Key Card pourra être consultée dans chaque gare ou point d'arrêt. Ces destinations sont les gares ou points d'arrêt situés à 9 km au maximum de la gare de départ.
Une brochure spéciale est également disponible en gare. Toutes les informations sont également accessibles sur le site internet: www.sncb.be.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 29/7/02

Boorschild voor de spoortunnel komt aan in Antwerpen

Vannacht gebeurt een eerste transport door Antwerpen van onderdelen van de tunnelboormachine die zal worden gebruikt voor de aanleg van de twee tunnelkokers onder de stad. De machine kwam eerder vandaag per schip uit Oostenrijk toe in het Asiadok. Over de weg worden de onderdelen naar de bouwput aan de Viséstraat vervoerd. In de loop van de week volgen er nog meer transporten, negen in totaal. Na het neerlaten van de onderdelen in de bouwput en het monteren van de machine start vanaf oktober 2002 het eigenlijke boren van de eerste koker richting Astridplein. De tunnel onder het station Antwerpen-Centraal is sinds eind vorig jaar al klaar, maar weldra kunnen de echte tunnelwerken beginnen.

De tunnels die onder de stad worden geboord, hebben een binnendiameter van 7,3 meter en een buitendiameter van 8 meter. De treinen zullen vanaf midden 2006 op een diepte van gemiddeld 18 meter via de tunnel onder de stad doorrijden richting noorden van Antwerpen en omgekeerd. De twee enkelsporige tunnelkokers van 1200 meter lengte zullen zowel worden gebruikt voor binnenlands als voor internationaal treinverkeer, maar nooit voor goederentransport. Met de bouw en het boren van dit gedeelte van de noord-zuidverbinding is een investering gemoeid van 69,30 miljoen euro.

Het project noord-zuidverbinding

De NMBS werkt sinds mei 1998 aan de aanleg van de noord-zuidverbinding. Dit is een nieuwe spoorverbinding tussen Antwerpen-Berchem en Luchtbal, met onder andere een spoortunnel van 3,8 km lengte tussen Antwerpen-Berchem en het Damplein. Dankzij de noord-zuidverbinding kunnen de treinen vanaf 2006 rechtstreeks onder de stad richting noorden van Antwerpen en omgekeerd sporen.

Wanneer de treinen de tunnel verlaten ter hoogte van het Damplein rijden ze op een nieuwe spoorlijn richting Groenendaallaan waar het nieuwe station Antwerpen-Luchtbal komt. Verder kunnen de treinen gebruik maken van de nieuwe hogesnelheidslijn langs de autosnelweg E19 Antwerpen-Breda.

Met de aanleg van de Antwerpse noord-zuidverbinding verdubbelt de capaciteit van het station. Niet alleen de binnenlandse treinen, maar ook de internationale treinen en hst's zullen gebruik maken van de noord-zuidverbinding. Bovendien kan er rond Antwerpen een heus voorstadsnet worden uitgebouwd. Op die manier draagt de NMBS haar steentje bij tot het verbeteren van de Antwerpse mobiliteit.

Tracé van de spoortunnel

De aanleg van een spoortunnel biedt heel wat voordelen in vergelijking met de constructie van een bovengrondse spoorlijn: zo gebeuren alle onteigeningen ondergronds, behalve twee woningen aan de Nachtegaalstraat waar er een evacuatie-uitgang komt. Bovendien spelen de werken zich onder de grond af, waardoor de werfhinder bovengronds beperkt blijft. Op het Koningin Astridplein worden de twee geboorde tunnelkokers met het ondergrondse spoorcomplex verbonden.

De twee kokers voor de spoortunnel hebben een lengte van elk 1200 meter. Ze vertrekken aan het premetrostation Astrid en lopen verder onder het Astrid Park Plaza-hotel, de Chinese supermarkt, de overdekte markt en een parkeergarage in de Van Schoonhovenstraat. Vervolgens worden de Lange Beeldekensstraat en de premetro-koker Astrid-Elisabeth gekruist. Het tracé kruist vervolgens de Muizenstraat en loopt verder langs de Dambruggestraat. Verder kruist het tracé de Spoorstraat, Nachtegaalstraat, Richardstraat, Diepestraat en Klipstraat. Het traject buigt verder af richting noorden en doorkruist de Van Kerckhovenstraat, Geraniumstraat, Everaertstraat, Biekorfstraat, Oranjestraat, Sint-Jobstraat en Viséstraat. Ten noorden van de Viséstraat bevindt zich de bouwput van waaruit er richting Astridplein twee tunnelkokers zullen worden geboord.

Aan het begin van het Damplein komen de twee tunnelkokers bovengronds. De sporen blijven nog wel ondergronds tussen de woningen en het voormalige stationsgebouw Antwerpen-Dam. Voorbij het stationsgebouw eindigt de tunnel en klimt de spoorlijn naar het niveau van de huidige spoorlijn Antwerpen-Essen (lijn 12).

Persen van het buizendak Viséstraat – Sint-Jobstraat

Om de werken op een vlotte en efficiënte manier uit te voeren, gebeurt de aanleg van de spoortunnel Astridplein-Damplein in verschillende fasen. Naast een aantal voorbereidende werken werden er van september 2001 tot april 2002 een aantal funderingswerken uitgevoerd voor de realisatie van de bouwput van het boorschild in de Viséstraat. Maar vooraleer de eigenlijke tunnelwerken onder de stad echt konden starten, werd er eerst een buizendak geperst onder de huizen van de Viséstraat naar de Sint-Jobstraat.

Het buizendak verzekert de stabiliteit van de huizen tijdens de uitvoering van de tunnelwerken. Het is 70 meter lang en 30 meter breed. Het persen van de buizen gebeurde buis na buis. In totaal werden 21 buizen geperst. Het boren van al deze buizen gebeurde 24 op 24 uur. Ondertussen compenseerden cementinjecties eventuele zettingen.

De werken voor het persen van het buizendak zijn gestart in april 2002 en onlangs voltooid. Dit was sneller dan gepland. Nu deze fase achter de rug is, worden de bouwputten in de Viséstraat en de Sint-Jobstraat gedicht en de straten opnieuw aangelegd.

De werken op het Damplein

Met de keuze voor een spoortunnel zullen de werken zich vooral onder de grond afspelen waardoor de werfhinder beperkt blijft. Op het Damplein is er echter wel een werf nodig voor de afwerking van de tunnel bovengronds. De werken veroorzaken ook een wijziging van de verkeerssituatie op het plein.

Eind 2002 worden er een aantal voorbereidingswerken op het Damplein uitgevoerd. Vanaf januari 2003 wordt de tunnel hier in open bouwsleuf aangelegd, die later wordt overdekt. De aanleg van de gesloten toegangshelling gebeurt in twee fasen om een permanente doorgang voor het verkeer te garanderen en de nutsleidingen te verplaatsen. Tijdens die fasen worden de twee ondergrondse tunnelkokers (Viséstraat) verbonden met de bovengrondse koker (Damplein), waarin de latere sporen voor de noord-zuidverbinding zullen worden aangelegd.

Heraanleg van het Damplein en het spoorwegemplacement

De treinen komen bovengronds ter hoogte van het Damplein. De tunnel wordt geïntegreerd in het plein dat volledig opnieuw zal worden aangelegd. De heraanleg van het Damplein maakt deel uit van een internationale stedenbouwkundige wedstrijd die rond de nieuwe bestemming van het spoorwegemplacement wordt georganiseerd.

Voorbij het stationsgebouw Dam klimt de spoorlijn van de noord-zuidverbinding naar het niveau van de huidige spoorlijn Antwerpen-Essen (lijn 12). De spoortunnel wordt geïntegreerd in het Damplein dat een metamorfose ondergaat met nadruk op een groene zone en verkeersvriendelijke oplossingen. De heraanleg van het plein start midden 2004. Eind 2005 zal het nieuwe Damplein voltooid zijn.

NMBS zoekt naam voor boorschilden

In de bouwwereld is het de gewoonte om speciaal gebouwde machines een naam te geven. Zo werd ook het boorschild dat wordt gebruikt bij de aanleg van de tunnel onder "het groene hart", tussen Rotterdam en Den Haag, gedoopt met de naam "Aurora".

De NMBS zoekt ook naar een gepaste naam voor de twee (een per koker) boorschilden die voor de Antwerpse tunnel zullen worden gebruikt. Ideeën zijn welkom per mail (frederic.petit@nmbs.be) of per post (NMBS, Infolokaal noord-zuidverbinidng, Koningin Astridlaan 27, 2018 Antwerpen).

Tijdens het officiële startschot van de boorwerkzaamheden eind september wordt de naam bekendgemaakt, in aanwezigheid van de creatieve geest.

De tunnelboormachine in cijfers

Lengte tunnelboormachine
60 meter
Lengte boorschild
9 meter
Totaal gewicht tunnelboormachine
680 ton
Diameter snijrad tunnelboormachine
8,27 meter
Totale hoeveelheid gebruikt beton
56.500 m³

Overzicht van de werken

De werken voor de aanleg van de noord-zuidverbinding zijn gestart in mei 1998. Midden 2006 is de noord-zuidverbinding klaar en is het station Antwerpen-Centraal volledig vernieuwd. Hieronder volgt een overzicht van de belangrijkste werken voor de aanleg van de spoortunnel Astridplein-Damplein.

Viséstraat

Uitgevoerde werken :

Voorbereidende werken in omgeving Viséstraat
Begin mei 2001 – Eind augustus 2001

Vertrekschacht boorschild : funderingswerken op werf Viséstraat
September 2001 – April 2002

Bouwputten in Viséstraat + Sint-Jobstraat
Begin januari 2002 – Eind september 2002

Persen buizendak Viséstraat – Sint-Jobstraat
Begin april 2002 – begin juli 2002

Toekomstige werken :

Boren van de 1ste tunnelkoker Viséstraat – Astridplein
Begin oktober 2002 – Eind april 2003

Boren van de 2de tunnelkoker Viséstraat - Astridplein
Begin juli 2003 – eind januari 2004

Damplein

Voorbereidende werken op het Damplein
December 2002 – Januari 2003

Werken op het Damplein in gesloten toegangshelling
Januari 2003 – Mei 2004

Heraanleg van het Damplein
Juni 2004 – Eind 2005

Noot voor de redactie:

We hebben enkele foto's van het boorschild en de bouwput, alsook een plannetje met het ondergronds traject van de tunnel (hierbij op papier) en een voorstelling van het "buizendak" (ook hierbij op papier) ter beschikking.
Wenst u die digitaal te ontvangen, dan stuurt u een mailtje naar persdienst@nmbs.be (of een telefoontje naar 02/526.37.20) om een e-mailadres op te geven.

Legendes bij de foto's:
1. Het boorschild werd gemaakt door de firma Herrenknecht in Schanu (Oostenrijk) (verplichte bronvermelding: Belcam Productions).
2. Op de tunnelboormachine wordt het eigenlijke boorschild gemonteerd (verplichte bronvermelding: Belcam Productions).
3. In totaal worden 13 000 tunnelsegmenten gebruikt voor de wanden van de tunnelkokers.
4. Zicht op de vertrekschacht van de tunnelboormachine op het Damplein.
5. Van april tot juli 2002 zijn vanuit de persput in de Viséstraat een twintigtal buizen geperst onder de huizen, om hun stabiliteit tijdens de tunnelwerken te verzekeren.

BUIZENDAK VISÉSTRAAT

LANGSSNEDE



SINT-JOBSTRAAT
tijdelijke ontvangstput
VISESTRAAT
tijdelijke persput
vermoedelijke funderingen
gewapende betonbuizen als bescherming
niveau spoor B
-9,199
-7,412
geboorde koker
+15
+10
+5
0
-5
-10

DWARSSNEDE



21 ø 1.20 m. buiten
(binnen ø 1.00 m)
Spoor B
7.412
Spoor A
7.692
+5
0
-5
-10

① Uitvoeren persput Viséstraat

② Uitvoeren ontvangstput Sint-Jobstraat

③ Persen, wapenen en betonneren buizen tussen Viséstraat en Sint-Jobstraat

④ Wapenen en betonneren verbindingsbalken tussen buizen en opvullen pers- en ontvangstput

⑤ Onderboren buizendak met tunnelboormachine

⑥ Uitvoeren blokkeerinjecties vanuit geperste buizen

nmbs

mediabericht

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 30/7/02

Laatste rechte lijn voor de hogesnelheidslijn
Testritten gaan van start

De hogesnelheidslijn tussen Leuven en Luik wordt op 15 december 2002 in dienst genomen. De werken van burgerlijke bouwkunde en de aanleg van de sporen, de bovenleiding en de spoorweguitrusting zijn ondertussen volledig achter de rug. Een aantal statische testen (bijvoorbeeld de bediening van de wissels) vonden ook reeds plaats.

Maandag 29 juli werd de vaste tractie-installatie (tractie-onderstation), die elektriciteit aan de nieuwe lijn zal leveren, onder spanning gezet. De bovenleiding zelf wordt in principe **donderdag 1 augustus** onder spanning gezet. Daaruit volgt dat de omwonenden de veiligheidsregels die inherent zijn aan het bestaan van een elektrische spoorlijn nauwgelet moeten respecteren.

Een eerste reeks, nog steeds statische, testen gedurende ongeveer drie weken tijd heeft tot doel te checken of alle elektrische uitrusting naar behoren werkt. Vervolgens, tussen 19 augustus en eind september, staan de eerste testritten op het programma: eerst zijn de testritten aan de beurt met een binnenlandse trein die tot 220 km/h versnelt, dan klimt een hst-stel tot 330 km/h.

Aan het einde van de testperiode zal de NMBS een dossier indienen bij het Ministerie van Verkeer en Infrastructuur om de toelating te krijgen om de lijn in dienst te nemen, voor beide types van treinen.

Na 1 oktober zijn tien weken opleiding gepland om de treinbestuurders tot in de puntjes vertrouwd te maken met de lijn.

Nota voor de redactie:

Binnen twee à drie weken mag u van ons een uitnodiging verwachten om midden september (datum nog precies te bepalen) aanwezig te zijn tijdens een testrit met een hogesnelheidstrein. Rekening houdend met de zeer strakke planning voor de testen, zal dit de enige rit zijn die u live kan meemaken.

snch

communiqué de presse

B

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 30 juillet 2002

Dernière ligne droite pour la ligne à grande vitesse
Les parcours d'essai vont commencer

La ligne à grande vitesse entre Louvain et Liège sera mise en service commercial le 15 décembre prochain. Les travaux de génie civil et d'installation de la voie, de la caténaire et des équipements ferroviaires sont à présent totalement achevés. Certains essais statiques destinés à vérifier le bon fonctionnement des appareils de contrôle de la circulation des trains (par exemple la commande des aiguillages) ont déjà été effectués.

Ce lundi 29 juillet, les installations fixes de traction, qui vont alimenter en courant cette nouvelle ligne, ont été mises sous tension. Les caténaires devraient, en principe, être elle-mêmes mises sous tension ce jeudi 1er août. Par conséquent, les règles de sécurité liées à l'existence d'une ligne ferroviaire électrifiée doivent donc être scrupuleusement observées par les riverains.

Une première série d'environ trois semaines de tests - statiques - vont permettre de vérifier que les équipements électriques sont pleinement opérationnels.

Dans une deuxième phase, les premiers essais de circulation auront lieu à partir du 19 août jusqu'à la fin septembre : tout d'abord des essais de montée en vitesse jusqu'à 220 km/h avec un train du service intérieur et ensuite avec une rame TGV jusqu'à 330 km/h.

A la fin de la période de tests, la SNCB introduira le dossier nécessaire à la délivrance, par la Ministre des Transports, de l'autorisation de la mise en service de la ligne et des deux types de matériel aptes à y circuler.

Dix semaines de formation sont prévues à partir du 1er octobre pour permettre aux conducteurs d'acquérir une connaissance parfaite et approfondie de la ligne.


eurostar

Press release Eurostar Group . Communiqué de presse Eurostar Group . Persbericht Eurostar Group

30 juli 2002

**AANGEPASTE DIENSTREGELING IN OKTOBER EN NOVEMBER 2002
WEGENS VERBOUWINGSSWERKEN AAN DE LIJN**

Wegens verbouwingswerken aan het eerste gedeelte van de Britse hogesnelheidslijn CTRL (Channel Tunnel Rail Link), zal Eurostar slechts een beperkte dienst kunnen verzekeren gedurende een aantal weekends in oktober en november.

Overzicht van de wijzigingen in de dienstregeling:

- Op zaterdag 2 november zal er geen enkele Eurostar-trein rijden.
- Tussen zaterdagmiddag 23 november en zondagmiddag 24 november zal er geen enkele Eurostar-trein rijden.
- Gedurende de weekends van 12-13 oktober, van 9-10 en van 16-17 november zullen slechts een aantal Eurostar-treinen rijden tussen Brussel en Londen en tussen Parijs en Londen. Bovendien zullen deze treinen niet op de gebruikelijke tijdstippen rijden.

Aan reizigers die op deze data met Eurostar wensen te reizen, wordt aangeraden om nauwlettend de vertrektijd van de trein te checken en eventueel met de NMBS contact op te nemen op het nummer 02/528 28 28.

Deze werkzaamheden zijn absoluut noodzakelijk voor de bouw van de Britse hogesnelheidslijn. Ze vinden plaats gedurende de weekends om de vele pendelaars in de regio Kent die de regionale treinen gebruiken niet te benadelen. Wij wensen ons bij voorbaat te verontschuldigen voor het ongemak dat deze dienstwijzigingen aan onze reizigers kunnen berokkenen. Door deze wijzigingen tijdig aan te kondigen hopen we dat onze reizigers de mogelijkheid zullen hebben om de nodige maatregelen te treffen.

De nieuwe Britse hogesnelheidslijn zal een aanzienlijke tijdswinst betekenen voor de Eurostar reizigers. Door de opening van het eerste baanvak van de CTRL in de herfst van 2003 zal de reistijd tussen Brussel en Londen worden verminderd tot 2 uur 25 minuten. De reistijd tussen Parijs en Londen zal dan 2 uur 35 minuten bedragen. Wanneer in 2007 het tweede baanvak van de hogesnelheidslijn klaar zal zijn, wordt de reisduur verder ingekort tot 2 uur op Brussel-Londen en slechts 2 uur 15 minuten op Parijs-Londen.

Voor het eerst zullen de Eurostar-treinen in Groot-Brittannië aan een snelheid van 300 km/u rijden. Het eerste baanvak van de hogesnelheidslijn zal lopen van het einde van de Kanaaltunnel tot *Fawkham Junction* in Kent.

Zoals de vorige jaren, zullen er geen Eurostar diensten zijn op 25 december 2002. Dit staat echter los van hogervernoemde verbouwingswerken.

<u>Nota aan de redacties :</u>

Eurostar Group bepaalt het commerciële beleid en de ontwikkeling van de globale Eurostar activiteiten. De Eurostar diensten worden gezamenlijk uitgebaat door de Belgische Spoorwegen (NMBS), Eurostar (VK) en de Franse Spoorwegen (SNCF).

Voor bijkomende informatie kan u steeds contact opnemen met de NMBS-persdienst:

02/526.37.20
persdienst@nmbs.be


eurostar

Press release Eurostar Group . Communiqué de presse Eurostar Group . Persbericht Eurostar Group

30 juillet 2002

MODIFICATIONS DU SERVICE EUROSTAR LIEES AUX TRAVAUX DE CONSTRUCTION DE LA LIGNE A GRANDE VITESSE BRITANNIQUE DURANT PLUSIEURS WEEK-ENDS EN OCTOBRE ET NOVEMBRE 2002

En raison des travaux de construction de la première section de la ligne à grande vitesse britannique, la Channel Tunnel Rail Link (CTRL), le service des trains Eurostar sera réduit voire suspendu durant plusieurs week-ends des mois d'octobre et de novembre.

Récapitulatif des modifications du service des trains Eurostar :

- samedi 2 novembre : aucun train ne circulera toute la journée. Le service sera normal avant et après cette date.
- week-end du 23-24 novembre : aucun train ne circulera entre samedi midi et dimanche midi.
- week-ends du 12-13 octobre, des 9-10 et 16-17 novembre : service réduit sur Bruxelles-Londres et Paris-Londres, et modification des horaires des trains Eurostar maintenus en service.

Il est conseillé aux voyageurs ayant prévu de se déplacer à ces dates, de vérifier attentivement leurs horaires de train en appellant le central de renseignements téléphoniques de la SNCB au 02 528 28 28.

A propos de ces modifications de service, Jacques Damas, Directeur Général Adjoint d'Eurostar Groupe a déclaré : "Ces travaux sont tout à fait essentiels pour la construction de la ligne à grande vitesse en Grande-Bretagne. Ils doivent nécessairement être réalisés en période de week-end afin de ne pas porter préjudice aux milliers de voyageurs quotidiens utilisant les trains régionaux dans le Kent. Nous tenons, par avance, à nous excuser auprès de nos clients des désagréments occasionnés. Nous espérons qu'en les informant suffisamment à l'avance, ils auront la possiblité de prendre leurs dispositions en conséquence."

"La mise en service de la nouvelle ligne à grande vitesse apportera un gain de temps très appréciable à la clientèle Eurostar. L'ouverture de la première section de la CTRL à l'automne 2003 permettra de réduire le temps de parcours sur les relations Bruxelles-Londres et Paris-Londres de 20 minutes, temps de parcours qui sera respectivement ramené à 2 heures 25 minutes et 2 heures 35 minutes. En 2007, date à laquelle la seconde section de la ligne à grande vitesse sera achevée, il ne faudra plus que 2 heures pour se rendre à Londres depuis Bruxelles, et seulement 2 heures 15 minutes au départ de Paris".

"Pour la première fois en Angleterre, les trains Eurostar circuleront à la vitesse de 300 km/h. Les trains emprunteront la première section de la ligne à grande vitesse entre la sortie du tunnel et Fawkham Junction dans le Kent, et poursuivront ensuite leur parcours jusqu'à Waterloo International sur les voies actuelles."

Comme les années précédentes, le service des trains Eurostar ne sera pas assuré le 25 décembre 2002, indépendamment des travaux décrits ci-dessus.

FIN

A l'attention des correspondants presse :

Eurostar Groupe détermine les orientations commerciales d'Eurostar et a en charge la définition du produit ainsi que celle des standards de service. Les trains Eurostar sont exploités conjointement par la SNCB, Eurostar (UK) Ltd et la SNCF.

Pour plus d'informations, merci de contacter le service de presse de la SNCB au 02 526 37 30 ou par e-mail: servicedepresse@sncb.be.

nmbs

mediabericht

Datum: 02/08/02

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Treinen naar de kust: balans voor juli

In de loop van de maand juli namen ruim 645.000 personen de trein naar de kust, en dit ondanks het wisselvallige weer. Verleden jaar spoorden in juli 715.000 dagjesmensen naar zee, nog een jaar eerder waren het er slechts 525.000 (ook in 2000 was juli een druilerige maand).

Het weekend van 27 en 28 juli was het mooiste weekend van de maand: toen stapten 74.000 toeristen in een van de kuststations af. Opnieuw toont dit aan dat bij zonnig weer de trein richting kust zeer goed bezet is.

De NMBS past trouwens haar dienstregeling aan om haar klanten voldoende plaats te bieden en in zo comfortabel mogelijke omstandigheden naar hun kustbestemming te laten sporen.

In de zomermaanden wordt de capaciteit van bepaalde treinen naar de kust verhoogd, voor sommige treinen wordt de rit verlengd tot een kuststation. Dagelijks rijden eveneens tientallen toeristische treinen van en naar de Blankenberge, Knokke, Oostende en De Panne. En wanneer het bijzonder mooi weer is en er meer mensen dan normaal de trein willen nemen, kan de NMBS nog beslissen bijkomende treinen in te zetten.

Opnieuw was Blankenberge in juli de populairste kustbestemming, met 192.000 afstappende reizigers. Oostende ontving er 263.000, maar is geen typisch toeristisch station, want is het hele jaar door het belangrijkste kuststation. Daarna komen Knokke (68.000), De Panne (48.000), Zeebrugge (34.000), Heist (18.000) Koksijde (12.000) en Veurne (10.000).

sncb

communiqué de presse

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 02/08/2002

Trains à destination de la côte : bilan pour juillet

Au cours du mois de juillet, plus de 645 000 personnes ont emprunté les trains de la SNCB à destination de la côte belge malgré les conditions météorologiques difficiles rencontrées pendant ce premier mois estival. L'année dernière, on en dénombrait 715 000 contre seulement 525 000 en juillet 2000 qui avait été, comme juillet 2002, particulièrement maussade.

Pour le seul week-end des 27 et 28 juillet, quelque 74 000 personnes se sont rendues à la côte en train. Ce résultat confirme une nouvelle fois la grande influence de l'ensoleillement sur la fréquentation des trains à destination du littoral.

La SNCB adapte d'ailleurs son service des trains en conséquence afin d'offrir à ses clients la possibilité de voyager aussi confortablement que possible à destination de la côte.

Ainsi, durant les mois d'été, elle renforce la composition de certains trains et prolonge leur parcours jusqu'à une gare côtière. Elle fait également circuler quotidiennement plusieurs dizaines de trains touristiques entre diverses gares de l'intérieur du pays et Blankenberge, Knokke, Ostende et La Panne. Enfin, par beau temps, la SNCB peut encore décider à brève échéance de faire circuler davantage de trains.

Au cours du mois de juillet, c'est une fois de plus Blankenberge qui, avec près de 192 000 visiteurs, s'est affirmée comme la destination côtière la plus populaire. Ostende a accueilli près de 263 000 voyageurs. Mais Ostende n'est pas véritablement une gare touristique typique, c'est, toute l'année durant, la gare la plus importante du littoral. Viennent ensuite les gares de Knokke (68 000), La Panne (48 000), Zeebrugge (34 000), Heist (18 000), Coxyde (12 000) et Furnes (10 000).